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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

RESOURCE AMERICA, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
761195205
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No. 761195205

1		NAMES OF REPORTING PERSONS Donald A. Yacktman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 1,298,897
BENEFICIALLY OWNED	6	SHARED VOTING POWER 562,166(1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,298,897
PERSON WITH:	8	SHARED DISPOSITIVE POWER 36,500(1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,397
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents shares beneficially owned by Yacktman Asset Management Co.; Donald A. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

(2)	Based upon an aggregate of 17,655,935 shares outstanding as of December 8, 2008.

Page 2 of 9 Pages

CUSIP No. 761195205

1		NAMES OF REPORTING PERSONS The Yacktman Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER 723,251
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,251
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	Based upon an aggregate of 17,655,935 shares outstanding as of December 8, 2008.

Page 3 of 9 Pages

CUSIP No. 761195205

1		NAMES OF REPORTING PERSONS Yacktman Asset Management Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 562,166
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 36,500
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,666
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based upon an aggregate of 17,655,935 shares outstanding as of December 8, 2008.

Page 4 of 9 Pages

CUSIP No. 761195205

Item 1(a).	Name of Issuer:
Resource America, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Crescent Drive, Suite 203 Navy Yard Corporate Center Philadelphia, PA 19112

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are: (i) Donald A. Yacktman (“Mr. Yacktman”); (ii) The Yacktman Funds, Inc. (“The Yacktman Funds”), an investment company registered under the Investment Company Act of 1940; and (iii) Yacktman Asset Management Co. (“Yacktman Asset Management”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management. Attached as Exhibit 1 hereto is an agreement among Mr. Yacktman, The Yacktman Funds and Yacktman Asset Management that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(for each of Mr. Yacktman, The Yacktman Funds and Yacktman Asset Management)

6300 Bridgepoint Parkway, Bldg. 1, Suite 320 Austin, TX 78730

Item 2(c).	Citizenship:

Mr. Yacktman is a citizen of the United States.

The Yacktman Funds is a Maryland corporation.

Yacktman Asset Management is an Illinois corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

761195205

Pgae 5 of 9 Pages

CUSIP No. 761195205

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

|X|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

|X|	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G) (as to Mr. Yacktman).

Item 4.	Ownership

Mr. Yacktman

(a)	Amount Beneficially Owned: 1,335,397
(b)	Percent of Class: 7.6%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,298,897
(ii)	shared power to vote or to direct the vote: 562,166
(iii)	sole power to dispose or to direct the disposition of: 1,298,897
(iv)	shared power to dispose or to direct the disposition of: 36,500

Mr. Yacktman’s beneficial ownership consists of (i) 13,480 shares of common stock beneficially owned by the Yacktman Family Trust, whereby Mr. Yacktman’s wife serves as a trustee; (ii) 723,251 shares of common stock beneficially owned by The Yacktman Funds; and (iii) 598,666 shares of common stock beneficially owned by Yacktman Asset Management.

The Yacktman Funds

(a)	Amount Beneficially Owned: 723,251
(b)	Percent of Class: 4.1%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 723,251
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

Page 6 of 9 Pages

CUSIP No. 761195205

Yacktman Asset Management

(a)	Amount Beneficially Owned: 598,666
(b)	Percent of Class: 3.4%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 562,166
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 36,500
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management, whose Item 3 classification is Item 3(e), an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

Page 7 of 9 Pages

CUSIP No. 761195205

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2009

/s/ Donald A. Yacktman
Donald A. Yacktman
THE YACKTMAN FUNDS, INC.
By: /s/ Donald A. Yacktman
Donald A. Yacktman, President
YACKTMAN ASSET MANAGEMENT CO.
By: /s/ Donald A. Yacktman
Donald A. Yacktman, President

Page 8 of 9 Pages

CUSIP No. 761195205

EXHIBIT 1

        AGREEMENT dated as of February 2, 2009 by and among Donald A. Yacktman (“Mr. Yacktman”), a citizen of the United States, The Yacktman Funds, Inc. (“The Yacktman Funds”), a Maryland corporation, and Yacktman Asset Management Co. (“Yacktman Asset Management”), an Illinois corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Mr. Yacktman, The Yacktman Funds and Yacktman Asset Management hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Resource America, Inc. and hereby further agree that said Statement shall be filed on behalf of Mr. Yacktman, The Yacktman Funds and Yacktman Asset Management. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Resource America, Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

/s/ Donald A. Yacktman
Donald A. Yacktman
THE YACKTMAN FUNDS, INC.
By: /s/ Donald A. Yacktman
Donald A. Yacktman, President
YACKTMAN ASSET MANAGEMENT CO.
By: /s/ Donald A. Yacktman
Donald A. Yacktman, President

Page 9 of 9 Pages